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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  279862 10 6
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                                 (CUSIP Number)

                                John E. Calaway
                           Edge Petroleum Corporation
                             1111 Bagby, Suite 2100
                              Houston, Texas 77002
                                 (713) 654-8960
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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AMENDMENT NO. 2 TO SCHEDULE 13D

          John E. Calaway ("Mr. Calaway"), Nell G. Calaway ("Ms. Calaway"), Calaway Oil and Gas Corporation, a Texas corporation ("COGC"), and Calaway Partners, a Texas general partnership ("CP" and collectively with Mr. Calaway, Ms. Calaway and COGC, the "Calaway Parties"), hereby amends and supplements their statement on Schedule 13D as originally filed by the Calaway Parties on March 13, 1997 and amended by Amendment No. 1 dated August 1, 1997 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Original Statement is hereby amended and supplemented as follows: COGC expects to sell approximately 50,000 shares of Common Stock in the open market in the very near term. Mr. John E. Calaway does not currently intend to seek to acquire any additional shares of Common Stock, but he and any of the other Calaway Parties could do so in the future. All of the Calaway Parties may also seek to take any other action described in the Original Statement.

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          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 1997.



                              /s/ John E. Calaway
                              ---------------------------------------------
                                         John E. Calaway



                              CALAWAY OIL AND GAS CORPORATION



                              By:/s/ John E. Calaway
                                 ------------------------------------------
                                     John E. Calaway
                                     President and Secretary



                              CALAWAY PARTNERS, by CALAWAY OIL AND
                                    GAS CORPORATION, its general partner



                              By:/s/ John E. Calaway
                                 ------------------------------------------
                                     John E. Calaway
                                     President and Secretary



                              /s/ Nell G. Calaway
                              ---------------------------------------------
                                         Nell G. Calaway

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